RNS Directorate Change CHANGES TO MEMBERSHIP OF BOARD COMMITTEES UNILEVER PLC Released 09:04:01 12 October 2023 RNS Number : 9233P Unilever PLC 12 October 2023 Notification of changes to membership of Board Committees London, 12 October 2023 - Unilever today announces the following changes to its Board Committee composition effective 1st December 2023. Ian Meakins will join the Nominating and Corporate Governance Committee as Committee Chair and also join the Compensation Committee. Nils Andersen will step down as Committee Chair of the Nominating and Corporate Governance Committee but will remain a Committee member. There are no changes to the Audit Committee and the Corporate Responsibility Committee. Accordingly, the membership of each of the Board Committees effective as at 1st December 2023 will be as follows: Audit Committee: Adrian Hennah (Chair), Susan Kilsby, Ruby Lu. Nominating and Corporate Governance Committee: Ian Meakins (Chair), Nils Andersen, Judith Hartmann, Andrea Jung, Feike Sijbesma*. Compensation Committee: Andrea Jung (Chair), Nils Andersen, Judith Hartmann, Nelson Peltz, Ian Meakins. Corporate Responsibility Committee: Strive Masiyiwa (Chair), Youngme Moon, Feike Sijbesma*. *Until 31st October 2023 as previously announced. This announcement is made in accordance with Listing Rule 9.6.11. Enquiries Media: press-office.london@unilever.com Lucila Zambrano +44 7825 273 767 / lucila.zambrano@unilever.com Investors: Investor Relations Team +44 20 7822 6830 investor.relations@unilever.com This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END BOAFFESAEEDSESS London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2023 London Stock Exchange plc. All rights reserved.